Mail Stop 3561

October 23, 2007

By Facsimile and U.S. Mail

Mr. Jeffrey B. Swartz
President and Chief Executive Officer
The Timberland Company
200 Domain Drive
Stratham, New Hampshire   03885

>   **Re: Form 10-K/A for the Fiscal Year Ended December 31, 2006**
>   **Filed June 27, 2007**
>
>   **Form 10-Q for the Fiscal Quarter Ended June 29, 2007**
>   **Filed August 8, 2007**
>
>   **Form 10-Q for the Fiscal Quarter Ended March 30, 2007**
>   **Filed June 28, 2007**
>
>   **File Nos. 1-9548**

Dear Mr. Swartz:

We have reviewed your filings and have the following comments. We have limited our review to only those matters addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 67

1.   The conclusion disclosed of your principal executive and financial officers is as of a specific date. Please revise your disclosure to indicate that the conclusion as to the effectiveness of your disclosure controls and procedures is as of the end of the period covered by the report instead of a specific date as currently disclosed. See Item 307 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

(b) Exhibits

Exhibits 31.1 and 31.2

2.   Please delete the title of each officer from the first sentence of each certification. The certification should be in the exact format as provided by Item 601(b)(31) of Regulation S-K which illustrates that the title of each officer should follow the signature of the officer. Please confirm to us that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-K, as amended, for the year ended December 31, 2006, as well as those filed with your Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007.

General

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief